Independent Auditor’s Report

To The Members

DP Fee Holding Co., LLC and

DP Lease Holding, LLC

We have audited the combined balance sheet of DP Fee Holding Co., LLC and DP Lease Holding, LLC as of December 31, 2011, and the related combined statements of members’ (deficit), operations and cash flows for the period July 29, 2011 to December 31, 2011. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the combined financial statements referred to above present fairly, in all material respects, the financial position of DP Fee Holding Co., LLC and DP Lease Holding, LLC at December 31, 2011, and the results of its operations and its cash flows for the period July 29, 2011 to December 31, 2011 in conformity with accounting principles generally accepted in the United States of America.

/s/ PKF O’Connor Davies
A Division of O’Connor Davies, LLP

New York, New York
February 16, 2012

DP Fee Holding Co., LLC and

DP Lease Holding, LLC

Combined Balance Sheet

December 31, 2011

ASSETS
Current Assets
Cash and cash equivalents	$80,903,724
Cash in escrow	32,913,676
Accounts receivable, net of allowance of $3,026	9,415,781
Inventory	352,710
Prepaid expenses	7,313,688

Total Current Assets	130,899,579

Property and equipment (net)	413,059,079
Deferred expenses	4,803,030
Other assets	191,712

Total Assets	$548,953,400

LIABILITIES AND MEMBERS’ (DEFICIT)
Current Liabilities
Accounts payable	$3,498,883
Taxes payable	2,591,888
Accrued expenses	17,551,681
Security and deposits	2,085,936
Other liabilities	575,479

Total Current Liabilities	26,303,867

Long-term debt	580,979,455

Total Liabilities	607,283,322

Members’ (deficit)	(58,329,922)

Total Liabilities and Members’ (Deficit)	$548,953,400

See notes to combined financial statements

DP Fee Holding Co., LLC and

DP Lease Holding, LLC

Combined Statement of Members’ (Deficit)

For the Period July 29, 2011 to December 31, 2011

	Total	Accumulated Other Comprehensive Income (Loss)	Members’ (Deficit)

Balance at July 29, 2011	$(156,597,063)	$(186,264)	$(156,410,799)

Contributions	129,254,312	—	129,254,312

Distributions	(37,278,923)	—	(37,278,923)

Change in fair value of derivative instrument	159,413	159,413	—

Net income	6,132,339	—	6,132,339

Balance at December 31, 2011	$(58,329,922)	$(26,851)	$(58,303,071)

See notes to combined financial statements

DP Fee Holding Co., LLC and

DP Lease Holding, LLC

Combined Statement of Operations

For the Period July 29, 2011 to December 31, 2011

REVENUES
Rooms	$74,143,205
Food and beverage	5,298,723
Telephone	677,186
Other income	2,005,190

Total Revenues	82,124,304

EXPENSES
Rooms	19,215,710
Food and beverage	5,028,374
Telephone	305,314
Administrative and general	9,438,288
Advertising and marketing	4,219,840
Property operations and maintenance	2,425,805
Utilities	2,100,684
Insurance	354,565
Other	41,595
Rent expense	31,160
Real estate taxes	5,910,778
Interest expense	11,592,015
Depreciation and amortization	6,655,248
Loss on disposals of assets	132,082
Reorganization costs	8,458,076
Pre-opening expenses	82,431

Total Expenses	75,991,965

Net Income	$6,132,339

See notes to combined financial statements

DP Fee Holding Co., LLC and

DP Lease Holding, LLC

Combined Statement of Cash Flows

For the Period July 29, 2011 to December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES
Net Income	$6,132,339

Adjustments to reconcile net income to net cash provided by operating activities
Depreciation	6,655,248
Amortization of deferred financing costs	2,297,451
Loss on disposals of assets	132,082
Changes in Certain Other Accounts
Cash in escrow	563,831
Accounts receivable	(278,869)
Inventory	(2,939)
Prepaid expenses	(592,125)
Other assets	55,906
Accounts payable	(3,718,768)
Taxes payable	758,663
Accrued expenses	1,766,458
Security and deposits	(3,237,820)
Other liabilities	266,268

Total Adjustments	4,665,386

Net Cash Provided by Operating Activities	10,797,725

CASH FLOWS (USED) BY INVESTING ACTIVITIES
Capital expenditures	(7,698,127)

CASH FLOWS FROM FINANCING ACTIVITIES
Payment of deferred expenses	(6,365,602)
Payments on long-term debt	(15,577,472)
Contributions	129,254,312
Distributions	(37,278,923)

Net Cash Provided by Financing Activities	70,032,315

Net Increase in Cash and Cash Equivalents	73,131,913

Cash and cash equivalents, at beginning of period	7,771,811

Cash and cash equivalents, at end of period	$80,903,724

Supplemental Disclosure of Cash Flow Information Cash paid during the period for interest	$6,799,362

Supplemental Disclosure of Non-Cash Financing Activity During the period, the Company recorded a (decrease) in assets related to an interest cap agreement	$(159,413)

In connection with its acquisition of a 49% interest in the Company, the newly admitted member funded a $40,175,941 distribution to the existing member.

See notes to combined financial statements

DP Fee Holding Co., LLC and

DP Lease Holding, LLC

Notes to Combined Financial Statements

December 31, 2011

1.	Organization and Basis of Presentation

The accompanying combined financial statements and notes thereto include the assets, liabilities and operations of DP Fee Holding Co., LLC (“Fee Holding”) and DP Lease Holding, LLC (“Lease Holding”) and their wholly-owned subsidiaries (collectively the “Company”). The statements have been combined to reflect the ownership and operations of the following hotels (the “Hotels”):

Affinia Dumont

Affinia Gardens

Affinia Shelburne

Affinia 50

The Benjamin

Affinia Manhattan

On July 29, 2011, Denihan Ownership Company, LLC (“DOC”), the sole member of Fee Holding, and Cardinals Owner LLC (“Cardinals”) closed on an investment contemplated by a Contribution Agreement dated June 20, 2011 and entered into an Amended and Restated Operating Agreement of Fee Holding (collectively, the “Agreements”), whereby Cardinals was admitted as a new 49 percent member of Fee Holding in exchange for $165.3 million. Pursuant to the Agreements, DOC was deemed to have contributed net assets worth 51 percent of the common equity of Fee Holding and $84.4 million of preferred capital. Concurrently, the members formed a new entity, DP Lease Holding, LLC. Wholly-owned subsidiaries of Fee Holding entered into operating lease agreements with wholly-owned subsidiaries of Lease Holding to lease the defined operations of the above listed Hotels. The financial statements are presented for the period from July 29, 2011 (the date of admission of Cardinals as a member of Fee Holding) through December 31, 2011. Subsequent to the investment transaction, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”) the assets and liabilities of the Company continue to be reported at historical cost. The Company incurred approximately $8.5 million in costs related to this reorganization.

The preferred capital is a separate non-voting capital account of Fee Holding which earns a preferred return as defined in the agreements, on the unreturned preferred capital balance. The DOC member may take a loan from the Company up to the amount of unreturned preferred capital or may convert all or a portion of the preferred capital to common capital upon the Company requiring additional capital from its members in order to maintain the 51 percent ownership interest. During the period July 29, 2011 to December 31, 2011, DOC converted $7.8 million of preferred capital to common capital to satisfy a capital call. After the later of (a) 27 months from July 29, 2011 or (b) the date on which Fee Holding refinances, modifies or extends its credit facility, Fee Holding will distribute, under certain conditions, any unreturned preferred capital to the DOC member at the DOC member’s request. There was no preferred return earned for the period July 29, 2011 through December 31, 2011. The preferred capital is not mandatorily redeemable and is classified as an equity instrument since the date of distribution is not determinable.

The Company prepares its financial statements in conformity with US GAAP. In combination, all significant intercompany accounts and transactions have been eliminated.

DP Fee Holding Co., LLC and

DP Lease Holding, LLC

Notes to Combined Financial Statements

December 31, 2011

2.	Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of the financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain estimates used by management are particularly susceptible to changes, such as the useful lives and recoverability of costs of property and equipment. Management believes that the estimates used are adequate based on the information currently available.

Significant Concentrations

Certain amounts of the Company’s cash is on deposit in one bank which exceeds federally insured limits. The Company has not experienced any loss on its deposits.

Approximately 72% of the Company’s workforce at December 31, 2011 is covered by collective bargaining agreements which expire June 30, 2012 and April 20, 2014.

Allowance for Uncollectible Accounts Receivable

The allowance for uncollectible accounts is established through a provision for bad debts charged to expenses. Accounts receivable are charged against the allowance for uncollectible accounts when management believes the collectability of principal is unlikely. Recoveries of accounts receivable previously written off are recorded when received.

The allowance is an amount that management believes will be adequate to absorb estimated losses on existing accounts receivable, based on an evaluation of the collectability of accounts receivable and prior bad debt experience. This evaluation also takes into consideration factors such as: changes in the nature and volume of the accounts receivable, overall accounts receivable quality, review of specific accounts receivable balances, and current economic conditions that may affect the customer’s ability to pay. While management uses the best information available to make its evaluation, future adjustments to the allowance may be necessary if there are significant changes in economic conditions.

Revenue Recognition

The Company recognizes rooms, food and beverage, telephone and other operating revenues when services are rendered. Advance deposits on rooms are recorded as a liability until services are provided to the customers.

DP Fee Holding Co., LLC and

DP Lease Holding, LLC

Notes to Combined Financial Statements

December 31, 2011

2.	Summary of Significant Accounting Policies (continued)

Fair Value of Financial Instruments

The estimated fair value of the Company’s cash, accounts receivable, accounts payable and accrued expenses and related party assets and liabilities (see note 7) approximate carrying amounts due to the short-term maturities of these instruments. The carrying value of the long-term debt approximates fair value since the current interest rate approximates market rates.

Property and Equipment

Property and equipment is stated at cost.

Depreciation of buildings and improvements and furniture, fixtures and equipment is computed using the straight line method over various estimated useful lives as follows:

Buildings and improvements	10 - 40 years
Furniture, fixtures and equipment	3 - 7 years

At December 31, 2011, property and equipment consists of the following:

Land	$81,182,502
Buildings and improvements	361,285,009
Furniture, fixtures and equipment	50,187,343

Total	492,654,854
Accumulated depreciation	(79,595,775)

Net	$413,059,079

Cash and Cash Equivalents

The Company considers all instruments with an original maturity of three months or less to be cash equivalents.

Impairment of Long-Lived Assets

The Company reviews long-lived assets for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amounts of the asset to aggregate future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered impaired, the impairment to be recognized is measured by the amount by which the carrying amounts of the assets exceed the fair value.

DP Fee Holding Co., LLC and

DP Lease Holding, LLC

Notes to Combined Financial Statements

December 31, 2011

2.	Summary of Significant Accounting Policies (continued)

Inventory

Inventory is valued at the lower of cost (first -in, first-out) or market.

Deferred Expenses

Expenditures incurred in connection with obtaining long-term debt are being amortized using a method which approximates the interest method over the term of the related debt. $2,297,451 has been charged to interest expense for the period ended December 31, 2011. Accumulated amortization amounted to $2,885,438 at December 31, 2011.

Accounting for Derivative Instruments and Hedging Activities

The Company applies the provisions of Accounting Standards Codification (ASC) 815-10.

ASC 815-10 requires that all derivative instruments be recorded on the balance sheet at fair value. Changes in fair value of derivatives are recorded each period in current earnings or other comprehensive income (loss), depending on whether the derivative is designated as part of a hedge transaction and, if it is, depending on the type of hedge transaction.

For cash-flow hedge transactions in which the Company hedges the variability of cash flows related to a variable-rate asset, liability or a forecasted transaction, changes in fair value of the derivative instrument are reported in other comprehensive income (loss). The gains and losses on the derivative instrument that are reported in other comprehensive income (loss) are reclassified to earnings in the periods in which earnings are impacted by the variability of cash flows of the hedged item.

Income Taxes

Fee Holding and Lease Holding are limited liability companies, which are not recognized as taxable entities for Federal or State tax purposes. As such, no provision has been made for income taxes since such taxes, if any, are the responsibility of the ultimate members of Fee Holding and Lease Holding.

The Company follows the accounting guidance for uncertainty in income taxes using the provisions of Financial Accounting Standards Board (“FASB”) ASC 740, Income Taxes, which provides a recognition threshold and measurement attribute for the financial statement recognition of a tax position taken or expected to be taken in a tax return. Using this guidance, a Company may recognize a tax benefit from an uncertain tax position in its financial statements only if it is more-likely-than-not (i.e., a likelihood of more than 50%) that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position.

DP Fee Holding Co., LLC and

DP Lease Holding, LLC

Notes to Combined Financial Statements

December 31, 2011

2.	Summary of Significant Accounting Policies (continued)

Income Taxes (continued)

Management has evaluated the Company’s tax positions and has determined that it has no uncertain tax positions. Accordingly, at December 31, 2011, a provision for uncertain income taxes is not reflected in the accompanying financial statements.

The Company’s tax returns for 2011 are open to examination by the respective taxing authorities.

Subsequent Events

Management of the Company has evaluated significant events subsequent to the balance sheet date through the date the combined financial statements were issued and has determined that there were no subsequent events or transactions which would require recognition or disclosure in the combined financial statements, except as disclosed in note 3.

3.	Long-term Debt

On July 9, 2007, the six Hotels were financed with $600 million in debt obligations ($280 million in the form of mortgage debt and $320 million in mezzanine loans). The mortgage debt is cross collateralized among all of the properties. The mezzanine portion of the financing is secured by the Company’s ownership interest in the properties and is reflected in the total long-term debt in the combined balance sheet.

All loans had an original maturity date of August 1, 2009 and were extended per agreement dated August 16, 2010, and effective as of August 1, 2009, until February 1, 2012 with a one-year extension option.

Under the terms of the agreement, the Company is required to fund the following escrows:

Taxes

Insurance

Mortgage debt service

Administrative fees

Operating expenses

Furniture, fixtures and equipment

Mezzanine debt service

Debt service

Seasonality

Renovations

Excess cash flows

DP Fee Holding Co., LLC and

DP Lease Holding, LLC

Notes to Combined Financial Statements

December 31, 2011

3.	Long-term Debt

In connection with the loan extension in 2010, certain modifications were made to the loan agreement as follows:

Annual interest effective August 1, 2009:

Mortgage loan ($280 million) - LIBOR plus 2.75%

Mezzanine A loan ($105 million) - LIBOR plus 3% with 2.75% payable currently and .25% accrued

Mezzanine B and C loans ($215 million) - LIBOR plus 3.25% with 2% currently payable and 1.25% accrued.

Borrower must purchase an interest rate cap agreement acceptable to the lender. (see note 4)

All cash receipts are to be deposited into a lockbox and such receipts shall be disbursed in accordance with the agreement, which includes amortization of debt principal calculated as defined.

The specified guarantors guarantee the completion of specified renovation projects.

The loans are non-recourse to the borrowers with the exception of certain limited obligations of the borrowers arising out of or in connection with certain events or acts, among which is fraud or material misrepresentation. Further, the loans will become recourse to the guarantors if certain events occur, amongst which is the mezzanine borrower or any individual borrower filing a voluntary bankruptcy petition.

On February 1, 2012, the Company exercised the option to extend the loans until February 1, 2013 and purchased an interest rate cap with an aggregate notional amount of $600 million. The interest rate cap fixes the LIBOR rate at a maximum rate of 2% and expires on February 1, 2013.

4.	Derivative Asset and Other Comprehensive Income

Effective August 1, 2010, the Company entered into an interest rate cap agreement with the intent to manage interest rate exposure on its long-term debt. This interest rate cap agreement, with an aggregate notional amount of $600,000,000, expired on February 1, 2012. This agreement fixed the LIBOR rate at a maximum rate of 2%. The interest rate differentials under such agreements were entered into to minimize the risks associated with financial activities. The Company was exposed to credit risk in the event of non-performance by these counterparties; however, the Company considered non-performance to be remote.

DP Fee Holding Co., LLC and

DP Lease Holding, LLC

Notes to Combined Financial Statements

December 31, 2011

4.	Derivative Asset and Other Comprehensive Income (continued)

Applying the provisions of ASC 815-10, the Company’s derivative asset has no value as of December 31, 2011. The difference between the carrying value and fair market value of the interest rate cap has been recorded through members’ (deficit), as accumulated other comprehensive income as of December 31, 2011.

Comprehensive income consists of:
Net income	$6,132,339
Change in fair value of derivative asset	159,413

Comprehensive income	$6,291,752

The Company follows FASB guidance on Fair Value Measurements which defines fair value and establishes a fair value hierarchy organized into three levels based upon the input assumptions used in pricing assets. Level 1 inputs have the highest reliability and are related to assets with unadjusted quoted prices in active markets. Level 2 inputs relate to assets with other than quoted prices in active markets which may include quoted prices for similar assets or liabilities or other inputs which can be corroborated by observable market data. Level 3 inputs are unobservable inputs and are used to the extent that observable inputs do not exist.

5.	Employee Retirement Plans

The Company makes contributions, along with many other employers, to union-sponsored multiemployer pension plans based on the number of hours worked by employees covered under union contracts. The Multiemployer Pension Plan Amendments Act of 1980 imposes certain liabilities upon employers associated with multiemployer plans who withdraw from such a plan or upon termination of said plan. The Company has not undertaken to terminate, withdraw or partially withdraw from the plan. The Company has not received information from the plan’s administrators to determine its share of unfunded vested benefits, if any. Amounts charged to expense for contributions to the multiemployer plans for the period July 29, 2011 to December 31, 2011 amounted to $937,794.

The Company maintains a defined contribution 401(K) plan for the benefit of its non-union employees. Contributions to the plan by the Company are made at the sole discretion of management. Participants may also make contributions to the plan. Amounts charged to expense for contributions to the 401(k) plan for the period July 29, 2011 to December 31, 2011 amounted to $70,064.

DP Fee Holding Co., LLC and

DP Lease Holding, LLC

Notes to Combined Financial Statements

December 31, 2011

6. Operating Leases

The Company, as lessor under various operating leases with third parties, will receive rents over the next five years and thereafter over the remaining terms of the leases as follows:

2012	$2,492,544
2013	2,476,112
2014	2,258,319
2015	2,300,428
2016	1,188,598
Thereafter	1,367,036

Total	$12,083,037

Certain leases contain provisions for additional rents and renewal options.

7.	Related Party Transactions

The Company is charged by a related party for laundry and other expenses consisting of accounting, advertising, executive office, human resources, management information, reservation and sales, security and technical services. Amounts charged to operations for laundry and other services amounted to $807,115 and $6,678,286, respectively, for the period July 29, 2011 to December 31, 2011. The Company uses a purchasing company, which is related to one of the Company’s members through common ownership. The purchasing company provides goods to the Company at cost.

At December 31, 2011 amounts due from (to) related parties were included in the following balance sheet accounts:

Accounts receivable	$1,056,282
Accounts payable	$(2,993,931)

Amounts due from (to) related parties are noninterest-bearing and have no specified date of repayment.

The Company entered into agreements, with an entity related to one of the Company’s members through common ownership, for the management of the day-to-day operations of the Hotels. The agreements provide for a base management fee calculated at 3% of gross operating revenues, as defined, and an incentive management fee calculated at 15% of defined net operating income. In addition, the agreements provide for a marketing fee calculated at 1.5% of gross operating revenues, as defined. For the period July 29, 2011 through December 31, 2011, the Company incurred basic management fees of $2,456,450 and marketing fees of $1,228,225. Incentive fees were not incurred.

DP Fee Holding Co., LLC and

DP Lease Holding, LLC

Notes to Combined Financial Statements

December 31, 2011

8.	Litigation

Lawsuits which arose in the normal course of business are pending against the Company. In the opinion of management the eventual disposition of these legal actions, based upon available insurance coverage and the assessment of the merits of such actions by counsel, will not have a material adverse effect on the financial position of the Company.

9.	Commitments

During 2011, the Company entered into various contracts with contractors and other vendors for capital improvements. At December 31, 2011 the Company had commitments of $8,182,885, of which $7,365,742 had been incurred as of December 31, 2011 and is included in property and equipment in the accompanying combined balance sheet.

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